Exhibit 5.1

ALSTON & BIRD LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

404-881-7000
Fax: 404-881-7777
www.alston.com

September 14, 2017

The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, Georgia 30339

Re:    Notes Offering

Ladies and Gentlemen:

We have acted as counsel to The Home Depot, Inc., a Delaware corporation (the “Company”), in connection with the issuance and sale by the Company to the several underwriters referenced below (the “Underwriters”) of $1,000,000,000 aggregate principal amount of the Company’s 2.800% Notes due September 14, 2027 (the “Notes”) to be issued under the Indenture dated as of May 4, 2005 (the “Indenture”) between the Company and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A.), as trustee (the “Trustee”). The Company is selling the Notes to the Underwriters pursuant to the Underwriting Agreement dated September 5, 2017 (the “Underwriting Agreement”) by and between the Company and the representatives of the several Underwriters named therein.
We are furnishing the opinion set forth below pursuant to Item 16 of Form S-3 and Item 601(b)(5) of Regulation S-K of the Securities and Exchange Commission (the “Commission”).
In rendering the opinions set forth herein, we have examined and relied upon the following:
(i)an executed copy of the Indenture;
(ii)a facsimile copy of the Notes in the forms delivered by the Company to the Trustee for authentication and delivery;
(iii)an executed copy of the Underwriting Agreement;
(iv)copies of certain resolutions of the Board of Directors of the Company adopted on May 18, 2017 and copies of certain resolutions of a Pricing Committee comprised of officers of the Company established by the Company’s Board of Directors

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The Home Depot, Inc.
September 14, 2017

adopted on September 5, 2017, each certified by Stacy S. Ingram, Associate General Counsel and Deputy Corporate Secretary of the Company;
(v)an Authentication Order dated September 14, 2017 executed by Scott C. Bomar, as Vice President - Payments, Credit and Treasurer of the Company;
(vi)an Officers’ Certificate of Carol B. Tomé, as Chief Financial Officer and Executive Vice President, Corporate Services of the Company, and Scott C. Bomar, as Vice President - Payments, Credit and Treasurer of the Company, dated September 14, 2017 (the “Officers’ Certificate”);
(vii)a Secretary’s Certificate of Stacy S. Ingram, Associate General Counsel and Deputy Corporate Secretary of the Company, dated September 14, 2017 (the “Secretary’s Certificate”); and
(viii)the other documents delivered at the closing of the transactions contemplated by the Underwriting Agreement.
The Indenture, the Underwriting Agreement and the Notes are referred to herein collectively as the “Transaction Documents.”
We have also examined such other agreements, instruments and other documents and such certificates of officers of the Company and of public officials, and have made such examination of law, as we have deemed necessary or appropriate for the purposes hereof.
As to certain factual matters, but not conclusions of law, we have relied upon the statements and representations of officers and other representatives of the Company and others and of public officials, including the facts set forth in the Officers’ Certificate and the Secretary’s Certificate and the representations and warranties set forth in the Transaction Documents. Except as otherwise expressly set forth, we have made no independent examination of facts, review of court records or other public records, or factual investigation for the purposes of this opinion letter.
For purposes of this opinion letter, we have assumed (i) the genuineness of all signatures; (ii) the authenticity of all documents submitted to us as originals; (iii) the conformity to the originals of all documents submitted to us as certified, conformed, photostatic, electronic or telefacsimile copies; (iv) the legal capacity of all natural persons; and (v) the due authorization, execution, and delivery of and the validity and binding effect of the Transaction Documents with regard to the parties to the Transaction Documents other than the Company.

We express no opinion herein in respect of any laws other than the General Corporation Law of the State of Delaware and the laws of the State of New York that, in our experience, are normally applicable to general business entities and to transactions of the type contemplated by the Transaction Documents.

The Home Depot, Inc.
September 14, 2017

Based upon the foregoing and subject to the other assumptions, exceptions, limitations and qualifications stated herein, we are of the opinion that the Notes have been duly authorized and executed by the Company and, when duly authenticated by the Trustee and issued and delivered by the Company against payment therefor in accordance with the terms of the Underwriting Agreement and the Indenture, will constitute valid and binding obligations of the Company enforceable against the Company in accordance with their terms and entitled to the benefits of the Indenture.
The foregoing opinion is subject to the effects of (i) bankruptcy, fraudulent conveyance or fraudulent transfer, insolvency, reorganization, moratorium, liquidation, conservatorship, and similar laws, and limitations imposed under judicial decisions, related to or affecting creditors’ rights and remedies generally, (ii) general equitable principles, regardless of whether the issue of enforceability is considered in a proceeding in equity or at law, and principles limiting the availability of the remedy of specific performance, (iii) concepts of good faith, fair dealing, materiality and reasonableness, and (iv) the possible unenforceability under certain circumstances of provisions providing for exculpation, indemnification and contribution that are contrary to public policy, (v) the possible enforceability or effect of severability provisions and (vi) the effect of course of dealing, course of performance, oral agreements or the like that would modify the terms of an agreement or the respective rights or obligations of the parties under an agreement.

The opinion contained herein is limited to the matters expressly stated herein, and no opinion may be implied or inferred beyond the opinion expressly stated.

The foregoing opinion is rendered as of the date hereof, and we make no undertaking and expressly disclaim any duty to supplement or update such opinion if, after the date hereof, facts or circumstances come to our attention or changes in the law occur which could affect such opinion.

We hereby consent to the filing of this opinion letter with the Commission as an exhibit to the Company’s Current Report on Form 8-K being filed on the date hereof and incorporated by reference into the Company’s Registration Statement on Form S-3 (No. 333-206550) related to the Notes, including information deemed to be a part thereof pursuant to Rule 430B of the Commission (the “Registration Statement”). We also hereby consent to the reference to our firm under the caption “Legal Matters” in the Registration Statement and in the Company’s prospectus supplement dated September 5, 2017 constituting a part thereof. In giving this consent, we do not thereby admit that we are

The Home Depot, Inc.
September 14, 2017

included in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder.

ALSTON & BIRD LLP

By:	/s/ M. Hill Jeffries
A Partner